Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER INTERSECTS HIGH GRADE GOLD MINERALIZATION AT DEPTH BELOW CARMEN RESOURCE AT MONTERDE

June 23, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) is pleased to report initial drill results from diamond drilling below the Carmen resource at its Monterde property in the prolific Sierra Madre gold-silver belt of Mexico, where several holes intersected high grade gold-silver mineralization at depth.  In particular Hole MTC-08-104 had two high grade gold intercepts below the existing resource, over 100 metres below the deepest previous intercepts in this section of Carmen.

Highlights of recent results are tabulated below, while complete results are attached.

Drill Hole	Interpreted Structure	From	To	Interval	Gold	Silver	Gold Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
Results at Depth
MTC-08-104	Under review	406.5	409.4	2.9	2.9	13.0	3.1
and	Carmen Hanging wall	440.5	442.1	1.6	23.1	21.9	23.4
MTC-08-105	Under review	309.5	312.5	3.0	3.3	49.6	4.0
and	Under review	332.5	334.5	2.0	1.8	44.2	2.4
MTC-08-106	Hilos Splay 1	274.0	277.0	3.0	2.8	56.9	3.5
MTC-08-106	Carmen	388.5	393.0	4.5	1.3	19.6	1.6

Other
MTC-08-104	Cob	177.00	178.00	1.0	12.5	650.0	21.2
MTC-08-105	Hilos Splay	19.9	29.9	10.0	1.3	75.0	2.3
incl	Hilos Splay	25.4	28.1	2.7	4.3	146.2	6.3
MTC-08-106	Cob	150.5	169.0	18.5	0.9	65.0	1.8
incl	Cob	166.5	169.0	2.5	2.8	217.6	5.7

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold. True widths are expected to range between 65% and 85% of the intervals reported on the table above.

“I am very pleased that we have found evidence of significant gold-silver mineralization at depth, below the Carmen deposit,” said Gordon Cummings, President and CEO of Kimber Resources.  “As further drill results are received, we will continue to develop our understanding of the depth potential of the Carmen gold-silver mineralizing system and the implications for the rest of the Monterde property.”

A newly discovered zone of massive sulphide veins and veinlets returned a value of 4.0g/t gold equivalent over three metres, 309 metres down hole MTC-08-105.

Drill hole MTC-08-106 intersected 18.5 metres of 1.8 g/t gold equivalent from a splay in the Cob structure which included an interval of 5.7g/t gold equivalent over 2.5 metres. The Carmen structure appeared to be intersected between 388.5 and 393 metres and returned a value of 1.6 g/t gold equivalent over 4.5 metres.

2008 Drill Program

15 drill holes have now been completed at Carmen with another hole in progress.  Over 7,600 metres have been drilled at Carmen in this current drill program. All holes were drilled in order to not only test the Carmen structure at depth, but also to test parallel structures in the hanging wall such as Hilos, Cob and other structures. Holes MTC-08-104, MTC-08-105 and MTC-08-106 all intercepted multiple structures with significant gold-silver values, as detailed in the table attached to this news release. Drill hole MTC-08-107, to the North West of Carmen and outside of the main drill area, had no significant values returned.

A program of nine drill holes was performed at the Arimo target, a ten metre wide zone of silicified breccia at the contact between overlying rhyolite and underlying andesite 3 kilometres southwest of Carmen. A three-hole program was performed on the Cerro la Mina target approximately 1 kilometre northwest of Arimo with similar alteration to Arimo. No significant intercepts were returned from either targets and no further work is planned on either area at this time.

A three-hole drill program, totaling approximately 1,330 metres, will commence this week to test Veta Minitas at depth. The Veta Minitas area is located approximately 250 metres west of the Carmen deposit. The area is underlain by felsic volcanic tuffs and flows similar to those underlying Carmen, although the Veta Minitas area is much less affected by faulting than Carmen. Mineralization and alteration at Veta Minitas are characterized by pyrite and sphalerite, with minor galena, disseminated in silicified and oxidided felsic volcanic rocks. The objective for the 2008 drill program is to follow up on some excellent results returned from drilling in 2006, including a blind discovery of high grade gold mineralization to the east of the main mineralized zone which included high grade intercepts of 3.4 g/t gold equivalent over 9.5 metres, 10.6 g/t gold equivalent over 4.5 metres and 2.3 g/t gold equivalent over 8.5 metres.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Petrus (Marius) Mare managed this program of drilling on the Monterde project and is also the designated Qualified Person (Q.P.) for the project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack and standards inserted after sample preparation. Diamond drilling has been carried out. A one half split of sections of interest from 0.5 metres to 1.5 metres in length marked by the site geologist is cut by diamond saw. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Tabulation of significant drill results from recent Carmen assays to accompany news release dated June 23, 2008

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent)
	(m)	(m)	(m)	(g/)t	(g/t)	(g/t)*

MTC-08-104	135.2	139.1	3.9	0.4	182.8	2.9
and	144.1	166.6	22.5	0.4	47.7	1.0
incl	164.0	166.6	2.6	1.3	97.3	2.6
and	177.00	178.00	1.0	12.5	650.0	21.2
and	186.1	196.3	10.2	2.0	59.0	2.8
incl	187.1	191.5	4.4	3.2	99.0	4.6
and	193.3	196.3	3.0	2.0	50.3	2.7
and	255.1	261.7	6.6	0.9	49.0	1.5
and	266.3	269.5	3.2	2.8	36.4	3.3
and	406.5	409.4	2.9	2.9	13.0	3.1
and	440.5	442.1	1.6	23.1	21.9	23.4
MTC-08-105	19.9	29.9	10.0	1.3	75.0	2.3
incl	25.4	28.1	2.7	4.3	146.2	6.3
and	56.4	71.0	14.6	0.2	69.9	1.1
incl	59.4	62.4	3.0	0.7	123.0	2.4
and	309.5	312.5	3.0	3.3	49.6	4.0
and	332.5	334.5	2.0	1.8	44.2	2.4
MTC-08-106	150.5	169.0	18.5	0.9	65.0	1.8
incl	166.5	169.0	2.5	2.8	217.6	5.7
and	274.0	277.0	3.0	2.8	56.9	3.5
and	299.5	302.5	3.0	1.1	35.2	1.6
and	388.5	393.0	4.5	1.3	19.6	1.6

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold. True widths are expected to range between 65% and 85% of the intervals reported on the table above.